

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2014

Via E-mail
Mr. Joseph McMurry
President
Book It Local, Inc.
2003 Symphony Lane
Indian Trail, NC 28079

>   **Re: Book It Local, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed August 14, 2013**
>   **File No. 333-183983**

Dear Mr. McMurry:

We issued comments on the above captioned filing on August 16, 2013. On March 21, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Joseph Cascarano, Staff Accountant at 202-551-3376, or Larry Spirgel, Assistant Director at (202) 551-3810, if you have any questions.

>   Sincerely,
>
>   /s/ Robert S. Littlepage, for
>
>   Larry Spirgel
>   Assistant Director